

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re: China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-34625**

Dear Mr. Ku:

We have reviewed your response letter dated January 31, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1.   We reviewed your response to comment one in our letter dated January 4, 2011, which indicates that revised consolidated statements of cash flows are attached to the response. However, we are unable to locate the revised statements in submitted correspondence files. Please submit the revised statements as correspondence so that we are able to review your proposed revisions. In addition, please tell us whether you plan to restate your statements of cash flows presented in the filing and in subsequently filed quarterly reports on Form 10-Q. If so, tell how you intend to disclose the restatements. If not,

please explain the quantitative and qualitative reasons why a restatement is not necessary. Refer to SAB Topics 1:M and 1:N.

You may contact Adam Phippen at (202) 551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief